FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
        Registrant

Dated:  April 7, 2005   By: /s/Harvey Keats/s/
                                                                         Harvey Keats, President

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
April 7, 2005

SECOND RIG ADDED AT SAN DIEGO PROJECT

VANCOUVER (April 7, 2005) - Harvey Keats, President of Terra Nova Gold Corp. announces that because of poor performance of the first diamond drill rig, a second rig has been mobilized to the San Diego porphyry copper property, located in Michoacan, Mexico. Following an extended Easter break, both rigs are now drilling on the property. Only 2 drill holes have been completed to date in the 3,000 metre drill program. Drilling on holes 3 and 4 is just beginning.

Drilling is targeting a significant copper, molybdenum and gold geochemical anomaly to determine the extent and the grade of the mineralized porphyry and the degree of supergene enrichment.

The Company has the option to earn a 50% interest in the San Diego Property from Noranda Exploracion Mexico, S.A. de C.V., by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the technical information in this news release.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

TERRA NOVA GOLD CORP.
3rd Floor, 157 Alexander Street, Vancouver, B.C. Canada V6A 1B8
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities and its home jurisdiction filings that are available at www.sedar.com.